                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                   SCHEDULE 13D/A

                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)*

                                 SAXTON INCORPORATED
                     -----------------------------------------
                                  (Name of Issuer)

                           Common Stock, $.001 par value
                     -----------------------------------------
                           (Title of Class of Securities)

                                      805630100
                                    --------------
                                   (CUSIP Number)

                                  Timothy J. Adams
                         5440 West Sahara Avenue, 3rd Floor
                              Las Vegas, Nevada  89146
                                   (702) 221-1111

                                   with a copy to

                                 Theodore H. Latty
                             Hughes Hubbard & Reed, LLP
                          350 South Grand Ave., Suite 3600
                            Los Angeles, CA  90071-3442

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                  Communications)

                                   October 14, 1998
                         ------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, as is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                     SCHEDULE 13D

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 CUSIP No. 805630100                                     Page 2 of 5 Pages
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 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       James C. Saxton - ###-##-####
       Dorothy J. Saxton - ###-##-####
       Husband and wife filing jointly pursuant to Rule 13d-1(k)
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  / /

                                                                    (b)  / /

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 3     SEC USE ONLY


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 4     SOURCE OF FUNDS


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 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                  / /


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 6     CITIZENSHIP OF PLACE OF ORGANIZATION


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                7    SOLE VOTING POWER


   NUMBER OF    ----------------------------------------------------------------
                8    SHARED VOTING POWER
     SHARES

  BENEFICIALLY  ----------------------------------------------------------------
                9    SOLE DISPOSITIVE POWER
    OWNED BY

 EACH REPORTING ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
  PERSON WITH

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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


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 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /


--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


--------------------------------------------------------------------------------


                                          2
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                                    SCHEDULE 13D

 CUSIP No. 805630100                                     Page 3 of 5 Pages

                                EXPLANATORY STATEMENT

     This Amendment No. 1 (this "Amendment") amends, pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on Schedule 13D filed by James C. Saxton ("Mr. Saxton") and Dorothy J. Saxton ("Mrs. Saxton"), collectively the "Reporting Persons," dated June 30, 1997 (the "Schedule 13D"), with respect to the common stock, par value $.001 per share (the "Common Stock"), of Saxton Incorporated, a Nevada corporation (the "Issuer" or the "Company"). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the
Schedule 13D.

     The Reporting Persons, husband and wife, are making this joint filing pursuant to Rule
13d-1(k).

     This Amendment is being filed for the purpose of identifying Mr. and Mrs. Saxton's pledge to certain banks of a total of 3,111,560 shares of common stock, representing approximately 40.6% of the outstanding shares and approximately 82.8% of shares jointly owned by Mr. and Mrs. Saxton. The filing of this Amendment is not, and should not be deemed to be, an admission that such an Amendment is required to be filed.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6. is hereby amended by adding the following:

     James C. Saxton and Dorothy J. Saxton have pledged to certain banks a total of 3,111,560 shares of common stock, or approximately 40.6% of the outstanding shares and approximately 82.8% of the shares beneficially owned by them.

     The following is further information regarding such pledges:

     (a.) On October 14, 1998, Mr. Saxton pledged 1,000,000 shares to secure a repayment of a loan to him by First Security Bank of Nevada ("First Security") of $2,500,000 payable on January 13, 1999. This loan bears interest at an annual rate equal to First Security's Index Rate (which is currently at 7.75%), plus 0.5%. On November 5, 1998, the principal amount was increased to $5,500,000, and the maturity date was extended to February 3, 1999, and an additional 611,560 shares were pledged to secure its repayment. Mr. Saxton has reloaned the proceeds of this loan to the Company for use in connection with the acquisition by the Company of the capital stock of Diamond Key Homes, Inc. Mr. Saxton's loan to the Company is payable on February 3, 1999 and bears interest at the annual rate of 12.0%.


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                                    SCHEDULE 13D

 CUSIP No. 805630100                                     Page 4 of 5 Pages

     (b.) On November 3, 1998, Mrs. Saxton pledged 600,000 shares to secure repayment of a loan to Mr. Saxton by Community Bank of Nevada ("Community Bank") of $2,000,000 payable on January 5, 1999. This loan bears interest at the annual rate of 9.0%. Mr. Saxton has reloaned the proceeds to the Company for use in connection with the acquisition by the Company of the capital stock of Diamond Key Homes, Inc. Mr. Saxton's loan to the Company is payable on January 5, 1999 and bears interest at the annual rate of 12.0%.

     (c.) On November 5, 1998, the Company borrowed $2,000,000 from Park City
          Bank, a division of Draper Bank & Trust ("Park City Bank"), payable on February 5, 1999 and bearing interest at an annual rate equal to the prime rate, plus 2.0%. Mr. Saxton has guaranteed the repayment of this loan, and Mrs. Saxton has pledged 600,000 shares to secure its repayment. In the event that the ratio of the loan to the reported market value of such shares exceeds 50% of the original principal amount of such loan for a period of five consecutive business days, such loan-to-value ratio must be reduced by either a principal payment by the Company to Park City Bank or the pledge by Mr. Saxton of additional shares of Common Stock of the Company or other marketable securities so that the principal reduction payment or pledge of additional securities keeps the loan-to-value ratio below 50%. The proceeds of this loan were used in connection with the acquisition by the Company of the capital stock of Diamond Key Homes, Inc.

     (d.) On November 5, 1998, the Company borrowed $1,000,000 from U.S. Savings
          Bank ("U.S. Savings"), payable on February 3, 1999 and bearing interest at the annual rate of 9.0%. Mr. Saxton has guaranteed the repayment of this loan and has pledged 300,000 shares to secure its repayment. The proceeds of this loan were used in connection with the acquisition by the Company of the capital stock of Diamond Key Homes, Inc.

     Mr. Saxton understands that the Company intends to refinance the loans from Mr. Saxton, Park City Bank and U.S. Savings prior to their maturities. Mr. Saxton intends to repay in full the loans from First Security and Community Bank upon repayment of the loans he has made to the Company.

     In the event that any of the loans from First Security, Community Bank, Park City Bank or U.S. Savings are not repaid when due, the lender would have the right to vote the pledged shares, to have them registered in its name, to sell them and otherwise to exercise the rights of ownership of the shares.


                                          4
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                                    SCHEDULE 13D

 CUSIP No. 805630100                                     Page 5 of 5 Pages


                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          November 24, 1998                  /s/ James C. Saxton
     ------------------------------          ---------------------------------
               Date                          James C. Saxton


          November 24, 1998                  /s/ Dorothy J. Saxton
     ------------------------------          ---------------------------------
               Date                          Dorothy J. Saxton




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